Exhibit 99.1

Unique Technology Driving High Growth December 2003

Agenda Welcome Introduction Logistics Agenda

Focussed on Fibre Cement High growth Unique proprietary technology Sustainable competitive advantage Strong cashflows and balance sheet Low cyclical risk Relentless will to win Attractive Investment Attributes

Vision The decisions we make will be driven by three fundamental principles: World's Best Manufacturing Profitable Growth Winners All principles must work together to produce focus and drive To relentlessly pursue profitable fibre cement growth in a repositioned, differentiated fibre cement industry

Fundamental Principles World's Best Manufacturers We are the best in world at making fibre cement We build plants faster at a lower cost We achieve higher throughputs We are the cost and quality leader We invest in product innovation and production technology In short We make fibre cement better than competitors bigger, faster, stronger lowest cost We make fibre cement products competitors can't

Fundamental Principles Profitable Growth We deliver consistent growth (volume/revenue) Growth is delivered through: market penetration geographic expansion product innovation In short We are top line growth driven

Fundamental Principles Winners We are passionate about winning with fibre cement Our drive is to beat the competition in: manufacturing product offering sales efforts all other fields we decide to pursue In short We do everything we can to beat the competition

Values A high performance meritocracy High performance hurdles Continuous step changes required Our people need to Relish competition and love winning Be willing to learn and innovate Challenge themselves and each other Rewards are material if value is created

Strategy Industry Leadership and Profitable Growth Aggressively grow the market Secure differentiated position Generate strong top line growth Win high shares of large segments Sustain attractive margins

High Growth from Unique Technology Unique technology - drives growth Existing products enhanced and more differentiated against competition New products to access new markets New production processes commercialised Intellectual property protection enhanced Continuing to extend our lead in fibre cement technology

High Growth from Unique Technology Business portfolio balanced to achieve short and long term growth USA on track to double between 2002 - 2007 Growth and attractive returns from ANZ Numerous opportunities for growth > 5 years Asset mix reflects this

High Growth from Unique Technology James Hardie Business Portfolio - FY 03 GCE Sales EBIT1 USA - Established high growth/high return 70% 75% 89% Asia Pacific - Established high return 21% 24% 17% Other - Emerging opportunities (Pipes, Roofing, Europe, Chile) 9% 1% (6%) Total 100% 100% 100%

High Growth from Unique Technology Performance FY04 YTD - strong growth in revenues and earnings Strong cash generation and returns to shareholders Strategic position enhanced Strong competitive position in all markets Technology advances and products in the pipeline

High Growth and Attractive Returns Targeted Long Term Financial Targets Target Actual FY03 Actual HY04 Revenue Growth > 15% p.a. 32% 24% EBIT Margins1 > 15% 16% 19% ROA > 15% 21% 22%

Unique Technology and Scale Sustainable Competitive Advantage Unique plant engineering and proprietary process technology and product formulations Superior capital cost efficiency - plant capital cost less than 1/2 that of competitors Largest, lowest cost manufacturer - plant operating cost 20-30% lower than competitors Only national producer in each market Superior economies of scale - plants 2-3 times larger than competitors Unique differentiated products, widest range and strongest brand

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Notes EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. The use of EBIT and EBIT margins in this document are equivalent to the US GAAP measures of operating income and operating income margin.

Unique Technology Driving High Growth December 2003

USA Fibre Cement December 2003

A Quick History: 1991 - 1995 Commenced operations in 1990, with primary focus on roofing A one plant, one line business in 1991 Shifted our focus from Roofing to Siding in 1992 Moved to a high throughput, low unit cost manufacturing Strictly a sell and make approach Revenue growth led to investments in new capacity

A Quick History: 1995 - 2000 Direct competition entered the market ... Etex (Cemplank) - 1989 ABTco - 1997 Temple Inland - 1998 CertainTeed - 2000 After realizing significant gains in process technology, we began to make advancements in product technology Selected "Product Leadership" as our go-forward strategic driver Started building significant marketing and product development capabilities onto our strong manufacturing and sales base capabilities

Revenue growth continuing to outstrip volume growth 0 200 400 600 800 1000 1200 1400 1600 90 91 92 93 94 95 96 97 98 99 00 01 02 03 VOLUME (MMSF) 0 100 200 300 400 50 0 600 REVENUE (US$M) Volume Revenue A Quick History: Growth

Alignment around aggressive business goals Emphasis on growth Constantly changing game Step change vs. incremental improvements Capability (and cost) ahead of revenue Key leadership positions Marketing and Segment managers Regional Sales Managers Plant Managers Project Managers Organization: Approach

Initially built superior organizational capabilities in manufacturing and sales Then focused on building similar capabilities in marketing and R&D Recruit from a wide range of related industries Recruit at all levels of the organization Regularly fast-track high potential people Multi-tiered management development program in place Scaling-up sales and manufacturing capability for future growth Organization: Development

Overview: Strategy Aggressively grow the market for Fibre Cement Secure our desired overall market position while defending our share in existing market segments Leverage our superior technology to offer differentiated products and systems of superior value to those of competitors, to reduce direct price competition

Primary Demand Create awareness at the consumer level Target the builder and contractor (decision maker) Access the market thru traditional channels Category Share Brand program Differentiated product offering Long term price positioning Performance Indicators (Measurements) Revenue Growth EBIT Margin Manufacturing Capabilities Overview: Top-Line Growth

Overview: Products/Segments

- Exterior product portfolio now includes:
  - A full wrap exterior bundle
    - Siding, Trim and Soffits
  - Repair & Remodel
    - Big Boxes
    - One Steppers
  - Manufactured Housing
    - Hardboard substitute
    - Vinyl upgrade
- Interior product portfolio now includes:
  - ¼" grid backer - Floors
  - Proprietary G2 (1/2") - Walls





9

Overview: Markets

- Exteriors: Siding, Trim & Soffit
  - New Construction, R&R, MH
  - Established Markets: South
  - Emerging Markets: North

- Interiors: Backer board
  - Floors (1/4" market)
  - Walls (1/2" market)



Yukon Territory
Northeast Territory
Nunavut
Hudson Bay
BC
Atlantic
Saskatchewan
Manitoba
Ontario
Quebec
WA
OR
CA
ID
NV
UT
AZ
MT
WY
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
NH
RI
NJ
MD
DE
DC
HI
Emerging Markets
Established Markets

10

Current State: Established Markets 1997 1998 1999 2000 2001 2002 2003 JH ESTABLISHED MARKET GROWTH FC accounts for 1/3 of siding sales in established markets EM account for over 75% of our exterior products sales High share position in most markets Major builders and dealers High awareness of the JH brand Trade and consumers Continued growth Smaller builders More products per house Rural markets

Terminal share of 35 - 40% 7% - 15% targeted growth band Hardboard and brick substitution in new construction Wood substitution as vinyl alternative in R&R Rural market growth New Product Launches Protect Category Share Go Forward: Established Markets

* Including Canada Vinyl belt High population 37% of housing starts* Over 4.5 billion sq. feet siding market* Accounts for over 40% of existing housing stock* Emerging market opportunity: FC currently has a low but rapidly growing market share Current State: Emerging Markets

Go Forward: Emerging Markets Terminal market share of 35-40% in emerging markets Target growth band of 35-50% Vinyl/Cedar substitution with a pre-finished product portfolio Segment and target move-up and luxury homes Accelerate awareness at the consumer level (marketing) Align channel: actively manage "on the wall" cost (field sales) Leverage the early conversions thru co-branding programs

Leading position in the 1/4" (Floor applications) backer market Protect category share with grid Proprietary G2 technology driving rapid penetration on wall applications Rapid growth in retail channel Broad distribution base Pro-tile Lumber Dry-wall James Hardie 27% Other 73% Current State: Interiors Backer Volume Growth

Long-term - a high terminal share of US backer board market Penetrate against glass mesh and other cement boards on ceramic tile underlayment applications Substitute against green board in new construction Protect position in retail channel Today Other 73% JH 27% 2007 Other 60% JH 40% Go Forward: Interiors

Key Targets: 20% Revenue Growth 20% EBIT/Revenue Ratio Business Update

Business Overview Revenue - 25% CAGR in Last 5 years 0 100 200 300 400 500 600 700 FY99 FY00 FY01 FY02 FY03 USDM

Business Overview Price - Last 5 years 400 410 420 430 440 450 460 470 480 490 FY99 FY00 FY01 FY02 FY03 USD PER MSF

Cost: Normalised like for like factory costs continue to decline Brought on new capacity Waxahachie, Cleburne XLD, Summerville and Peru Funding several key growth initiatives Market Development - R&R, Retail etc Product Development - Roofing, Fencing, Harditex, etc Business Overview

Revenue Per Employee

Business Overview Margins - Last 5 years EBIT - CAGR 33% 0 20 40 60 80 100 120 140 160 FY99 FY00 FY01 FY02 FY03 EBIT (USDM) 0% 5% 10% 15% 20% 25% 30% EBIT % Sales EBIT EBIT% SALES

Continue to substitute FC for existing materials in exterior & interior construction applications Use our superior FC technology & manufacturing capability to develop new products in a high throughput/low unit cost environment Increase and upgrade our manufacturing capability Manage distribution to have efficient access to all customer segments Continue to reduce our delivered cost to market Going Forward

Based on: Large market opportunity Superior value proposition for target customers Proprietary and/or protected technology Current R&D investments point to large upsides Significant organisational advantages Focused strategy and organisational effort Installed capacity and market position Sustainable Growth Model

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

USA Fibre Cement December 2003

Research and Development Technology Review December 2003

Industry leading investment in fibre cement technology continues to widen the gap from competition Product development pipeline is full Next generation platforms are beginning to be commercialized JH State of Technology

Research and Development Two centers located in our biggest markets, US and ANZ, focused on: Core Research - providing sustainable, leading edge technologies Product Development - delivering products and systems that support each BU's objectives Engineering Group Next Generation Process Process Development Construction Technology Organization

Performance Requirements Freeze Thaw Heat Rain Hail Fire

Balancing key attributes within classes, is like walking a tightrope Low Density Durability Nailability Strength Ease of Installation Low Maintenance Performance Characteristics

Performance Characteristics Density Other Performance Durability Performance Next Generation Fibre Cement Sev Ext Mod Low 6

Increased performance at lower densities Durability Ease of use Vision

Diverse workforce of over 100 technologists mixture of science and engineering 45% with greater than 5yrs service +50% with advanced degrees Focused on analytical and computational approaches to process development and product prototyping Resources - People

The JH approach is "hands on", including the development of many proprietary processes, methods and procedures Capabilities

Formulation Fit for use Design Shape Texture Finish Sealer Primer Topcoat Product Development Installation Systems Components Tools Risk Assessment Durability Process Design

Colonial Grey Colonial Grey Khaki Brown Khaki Brown Monterey Grey Navajo White Redwood Sky Grey Slate Blue Color Plus Product Innovation

HardiBacker with G2 Technology Product Innovation

EZ Grid Product Innovation

ExoTec Facade Panel Six Sided Sealed Enhanced performance Improved stability for a wide range of finishes Improved moisture resistance Higher Impact Resistance Faster Installation Product Innovation

Linea Weatherboards with CLD Technology 16 mm thickness - deep shadowline Fire rating, low thermal movement, tongue & groove joins JH proprietary Ceramic Low Density technology Product Innovation

Lighter Weight (20-30%) allows for: Easier Handling Improved Safety Saves Time on Site Achieve Design Freedom Variety of Finishes - smooth, texture, tiled Range of Accessories - ornate, quad, bell Durability like no other High Impact and scratch resistance Load Bearing Capacity Artista(tm) Columns "The new lighter columns are fantastic. They are easier to move around, saving time on site." Jamie Holden Construction Manager, Denmay Homes NSW Product Innovation

HardiBlade Tools Up to 5x longer cutting life than other carbide tipped blades Developed in co-operation with power tool industry partners HardiShear?

Focused on: New raw materials light and durable New formulation development away from Hatschek norm New process development other fibre cement technologies Understanding durability in all climates Core Research

Technology Innovations HardiTrim w/XLD Thickness and shape JH proprietary low density technology Advantaged fiber cement process

Technology Innovations Roofing Durability and performance Proprietary process, formula and materials

Strategy and Integration Strategy: Value = ER2P Intellectual Property Ensure O2P and O2E for all JH innovations Maximize value/$ for James Hardie's IP portfolio

Key technology and product patents have been granted. We are now in a position to enforce patent claims. We are monitoring competitor products and publications for infringement. IP Advantage - Update 17 New Provisional Applications 52 Pending Patent Applications 8 New Patents Granted/Allowed FY02 Results FY04 Results to Date 10 New Provisional Applications 55 Pending Patent Applications 6 New Patents Granted (Total = 16) FY03 Goals FY04 Goals Based on US filings Intellectual Property

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Research and Development Technology Review December 2003

Global Manufacturing December 2003

Global Manufacturing Manufacturing Advantage Capital Efficiency($/sf) Manning(sf/man) Unit cost of production($/sf) Ability to deliver differentiated products Aligned Patterned Thick Scale to build purpose built machines Culture focused on operational and engineering step change

Global Manufacturing Hatschek Forming Machine

Global Manufacturing James Hardie's Manufacturing Vision is driven by: Unique proprietary technology Manufacturing excellence Engineering innovation Capacity construction

Global Manufacturing Manufacturing Excellence Safety Quality People Costs Output

Manufacturing Excellence Safety Striving for accident free culture YEM 06 goal of 2.0 incident rate Foundation programs in place Achievable with current effort Program on track to achieve goal

Manufacturing Excellence Quality Traditionally, JH quality programs focused on product integrity In 2000, JH redesigned the US quality system to achieve world class results in not only product integrity, but also aesthetics Step change results achieved due to program Program rolled out in all Asia Pacific plants in April 03. Significant improvements already realized

Manufacturing Excellence People Continue to build a true performance based culture in US Operations Performance driven Results Oriented Lean Emphasis in Operations is given to four HR elements Recruiting Training Development Performance Management Program under way to create performance based culture in Asia Pacific Operations

Manufacturing Excellence Costs Operations run cost programs consisting of: Product inefficiency Process inefficiency Zero-based manning Overtime management spending Yield Maintenance Compressible Cost programs supported by global purchasing manager

Manufacturing Excellence Output Actively managing to compress gap between plant rated designs and actual output created by process inefficiencies and product inefficiencies Program goal to eliminate all gaps in ramped up plants by September 06 New plants to close all gaps within 24 months of startup Gap in ramped up plants reduced by 25% in last 12 months.

Global Manufacturing Engineering Innovations Created centralized process engineering to support: New product development and launch Efficiency gap closure Design change projects Implement next generation ideas into the business units Created next generation engineering to work on step-change forming platforms and operational philosophies JH has gone from 1 to 3 major forming platforms over the last 3 years.

Global Manufacturing Capacity Construction US growth requires addition of at least one major forming line a year Business scale allows for specialty forming lines as appropriate Began ramp up of three major capital projects Q1 of this year Waxahachie II Blandon Upgrade Color Plus Coating Line Two major capital projects in progress Sacramento California Plant Peru XLD Trim Line

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Global Manufacturing December 2003

Artisan Roofing December 2003

History $15M CER approved in 02 Prove scalability of roofing technology Manufacturing Durability

Product - Artisan Shake 5/16" to 5/8" taper shake Market Strategy

Positioning Wood shake and natural slate substitute 25 year warranty Price Equivalent to fire treated wood shake / FC competitors Distribution One step roofing distribution Southern California only Market Strategy

Pacific Region South Central Region South East Region Over 13 billion square feet of residential roofing systems were installed in 2002. North Central Region Source: NAHB 1999, 00, 01, 02 North Central Region 2.3 billion sq. ft. 3.1 billion sq. ft. 3.3 billion sq. ft. 2.0 billion sq. ft 2.4 billion sq. ft. Market Opportunity

Target wood shake and products that compete for wood shake re-roof market share 2.1 billion sq. ft. of opportunity (coverage) Key attributes Natural wood shake aesthetics Lightweight Durable Fire resistant Nailable Walkable Target Market

Commissioning began in March Production trials began in April Field installation trials began in July Sales initiated in November Operations

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Artisan Roofing December 2003

Hardie(r) Pipe December 2003

FRC pipes manufactured in Australia for over 70 years Entered US market in 2000 in Florida, with capacity at Plant City 100,000 tons machine to service the SE region Brief History: 2000 - 2003

The Opportunity Develop a national FRC pipes business in the US Focus on the 12" - 48" storm drainage segment. US market opportunity is estimated at $2.0 billion A$160 million Australian industry

Business Case Position as an RCP equivalent in mid-diameter range between plastic & RCP Installation time and cost savings High throughput/high yield manufacturing Target markets nationally

Hardie Pipe RCP Cost Advantaged vs. RCP Hardie Pipe is advantaged to 36" Longer lengths allow higher production rates Average increase is from 200 If/day to 400 If/day $0 $5 $10 $15 $20 $25 $30 $35 $40 50 100 200 300 400 500 600 700 800 900 Production Rate (LF/day) A saving of 25% Installed Cost Manufacturing Cost

Current State: Market The market recognizes FRCP value in mid-diameters Full range of 12" to 36" diameters now available Florida penetration curve consistent with our forecasts

Current State: Market JH share growth has resulted in market price decreases Current market prices are not sustainable for the industry Excel.Chart.8 Excel.Chart.8 Excel.Chart.8 FL avg. price = $255/ton National avg. RCP price = $350/ton

Go Forward: Market Continue market development activities in Florida Expand class range Investigate markets outside Florida

Regulatory Approvals DOT approval obtained in Florida ASTM C 1450 - Recent revisions aimed at improving quality standards approved AASHTO - Preparing standard proposal that recognizes FRCP's superior in-ground strength and performance over RCP & HDPE

Current State: Operations Current State: Operations Current State: Operations Production throughputs continue to improve Plant waste is declining Unit manufacturing cost is declining COST FY02 FY03 FY04 PRODUCTION WASTE FY04 FY02 FY03 FY04

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Hardie(r) Pipe December 2003

USA - Exterior Products December 2003

Overview: Strategy Aggressively grow the market for Fibre Cement Secure our desired overall market position while defending our share in existing market segments Leverage our superior technology to offer differentiated products and systems of superior value to those of competitors, to reduce direct price competition

Overview: Top-Line Growth Primary Demand Create awareness at the consumer level Target the Key Decision Maker (e.g. Builder/Contractor/Dealer) Access the market thru traditional channels - Hybrid Category Share Brand program Differentiated product offering Long term price positioning Performance Indicators (Measurements) Revenue Growth EBIT / Sales Ratio

Overview: Selling Price Managed average selling price up 11% in past five years Expanded our product lines Direct competition can't match Value price new products Not influenced by direct competition Price "base products" to hit target share Manage the price gap 400 410 420 430 440 450 460 470 480 490 FY99 FY00 FY01 FY02 FY03 USD PER MSF Average Selling Price $/msf

Overview: US Exterior Products Market* 11% of US exterior products market vs. long term target of 35-40% * Includes siding, Trim, Soffit & Facia James Hardie 11% Other 89% Significant growth opportunity in vinyl category Taking share from vinyl Stucco and masonry remain static Wood-based products continues to decline

Overview: Products/ Segments Continue to focus on new construction / planks Our exterior product portfolio now includes: A full wrap exterior bundle Siding, Trim and Soffits Repair & Remodel Big Boxes Professional Remodelers Traditional Channel Manufactured Housing Hardboard substitute Vinyl upgrade

Overview: Markets

- Established Markets: South
  - Rural Market Growth
  - Repair and Remodel
- Emerging Markets: North
  - Vinyl Substitution
  - Cedar Substitution



WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
NJ
DE
MD
DC
ME
VT
NH
MA
CT
RI
HI
EMM
ESM

7

We continue to increase our penetration in the new construction exterior products segment*. We expect our share in this segment to continue to grow rapidly over the next 3 years * Includes siding, Trim, Soffit & Facia James Hardie 15% Other 85% Segments: New Construction

Segments: Repair & Remodel Significant opportunity for growth in the R&R segment Our penetration in this segment is increasing but is still quite low Market drivers shifting Requires shift in strategy Be wherever the DIFM consumer looks for siding

Segments: Repair & Remodel Consumer Independent Contractor Local Existing / Yellow Pages Regional Dealers Regional Channel relationship Big Boxes National Scale /Share

Segments: Factory Built Factory built homes account for 7% of new construction starts Positioning Wood substitute Vinyl Upgrade Approach Dedicated sales/marketing Program sell Continued growth despite depressed MH market Vinyl 75% Wood 8% Metal 5% Hardie 12%

Exterior Products - Siding Siding is the largest part of our business Our siding products continue to grow in all markets Expanding product range Penetration against Vinyl Repair and remodelling segment 1997 1998 1999 2000 2001 2002 2003 Siding Growth

Launched Harditrim in Nov 98 Positioning Durability and wood-like appearance Priced at a premium to other manufactured trims Launched XLD Allows increased thickness IP protection in place Demand increasing Additional capacity in FY05 Exterior Products: Harditrim Trim Growth 1997 1998 1999 2000 2001 2002 2003

Exterior Products: Colorplus Launched Colorplus in Jan '02 Helps to take share from vinyl Lifts Selling Prices Lifts Margins Internal Color Capability being developed Ramp up ongoing - Peru Plant Sales outpacing manufacturing 6-Month outsource contract to cover capacity

Exterior Products: Soffits Includes soffit panels, planks and premium vented soffit Launched vented soffit in 1999 Key markets: Pacific Northwest Texas Southeast High throughput JH automated manufacturing capacity now in place Soffit Growth 1997 1998 1999 2000 2001 2002 2003

Current State: Established Markets

- High share position in most markets
  - Major builders and dealers
- High awareness of the JH brand
  - Trade and consumers
- Continued growth
  - Smaller builders
  - More products per house
  - Rural markets
  - Repair and Remodel


WA
OR
ID
MT
ND
MN
WI
MI
NY
ME
NH
RI
SD
WY
CA
NV
UT
CO
NE
IA
IL
IN
OH
PA
NJ
DE
MD
DC
WV
VA
KS
MO
KY
NC
TN
SC
AZ
NM
OK
AR
MS
AL
GA
TX
LA
FL
HI
EMM
ESM

16

FC accounts for 1/3 of siding sales and over 22% of exterior products* sales in the sunbelt Established markets account for 75% of our exterior products sales We are targeting a 7% - 15% growth band in ESM New Construction Exterior Products Segment ESM Other 78% FC 22% * Includes siding, Trim, Soffit & Facia 1997 1998 1999 2000 2001 2002 2003 ESM Growth Current State: Established Markets

Current State: Emerging Markets

Emerging market opportunity

- Vinyl belt
- High population
- Strong Growth in new const.
- Aging housing stock



WA
OR
ID
MT
ND
MN
WI
MI
NY
ME
NH
RI
SD
WY
IA
PA
NJ
NE
OH
IN
IL
MD
DE
DC
NV
UT
CO
KS
MO
WV
VA
KY
CA
NC
TN
OK
AR
SC
AZ
NM
MS
AL
GA
TX
LA
FL
HI
EMM
ESM

18

Strategy: Segment the single family construction based on house value Target move-up and luxury homes Position Hardiplank as a viable upgrade to vinyl Tactics: Accelerate awareness at the consumer level (marketing) Align channel: actively manage "on the wall" cost (field sales) Leverage the early conversions thru co-branding programs with the builders (sales/marketing) Current State: Emerging Markets

Results to Date... moving along the S - Curve FY07 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 Actual Growth We are targeting 35% - 50% growth in EMM Current State: Emerging Markets

Channels: Traditional Lumber Primarily Pro-dealers Retail outlet for builders, contractors and remodelers Specialise on medium to large tract builders Also provide service to small custom builders We use this channel as an extension of our field sales to reach tract builders, contractors, and remodelers

Channels: One Steppers Traditionally a Vinyl Channel Buys directly from manufacturer and sells directly to end users The largest piece of the vinyl pie JH is in early stages of a roll out with both national and regional participants Critical to our success in the emerging markets

Continue to substitute FC for existing materials in exterior applications. Utilise our range of products to obtain a greater portion of the exterior cladding. Increase penetration into Repair and Remodel Segment Going Forward

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

USA - Exterior Products December 2003

USA Branding December 2003

Brand Strategy Position James Hardie as character plus durability Brand promise: The James Hardie brand means I can get the look I dream of without compromising the characteristics I think are important Brand positioning: James Hardie siding products best fulfill homeowners' emotional needs for safety, security and character maintenance where other lap siding materials cannot

Brand Strategy Fiber Cement Siding CertainTeed Cemplank MaxiTile Etc. Other Siding Alcoa Reynolds Drivit Etc. Other Home Construction Materials Doors (Jeld-Wen) Flooring (Mohawk) Windows (Anderson) Etc. Other Home-Related Products Furnishings (DWR) Fixtures (Kohler) Appliances (Whirlpool) Etc. Industry view Consumer view (reality)

Brand Strategy

Brand Strategy Merchandize the brand and our program to the trade In doing so, we create pressure on the trade (builders, remodelers, dealers) to use and feature James Hardie Our goal is for the trade to feel they want and need James Hardie as a key selling feature to be competitive

Vinyl Market Strategy Key growth markets in Northeast and Midwest have been heavily entrenched in using vinyl A strategy grounded in market research was developed specifically for vinyl-dominant markets

Vinyl Market Strategy Key components of the strategy Develop effective positioning against vinyl Initiate a "discovery phase" designed to shake the market out of their complacency with vinyl Over invest in early adopters and market leaders who will in turn create pressure on other builders and remodelers to convert

Vinyl Market Strategy Consumer position Unlike vinyl, there's no compromise with James Hardie. James Hardie provides the best of what wood and vinyl have to offer - low maintenance much like vinyl with the look, thickness and character of wood

Vinyl Market Strategy Trade position James Hardie siding products provides builders and remodelers with a distinct cost-effective point of differentiation over their competitors in vinyl dominant markets

Vinyl Market Strategy New Markets Emerging/Growing Markets Penetration Markets Provides consumers nationally recognized brand name they can trust Adds value to builders, critical for successful co-branding initiatives Local Co-Branding Discovery National Branding Creates awareness for James Hardie as a better option over vinyl Provides cost-effective means to increase brand recognition and preference

Vinyl Market Strategy Evidence it is working

Vinyl Market Strategy Evidence it is working - builder video

FY97 FY07 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 Actual Growth Evidence it is working - vinyl-dominant market results We're moving along the S-curve, targeting a high growth band Vinyl Market Strategy

Brand Performance The product has performed exceptionally well under extreme conditions, delivering on the brand's core promise and strengthening the brand's equity in the marketplace Hail storms in Southeast Hurricanes on East Coast Wildfires in Southern California

Brand Performance Product performance video

Brand Performance James Hardie continues to be sought after as the preferred siding of choice on idea homes and featured on national broadcast programs ABC Extreme Home Makeovers HGTV Dream Home Special Coastal Living Cooking Light Country Living Golf Magazine Home House Beautiful Midwest Living Southern Accents Southern Living Sunset Lou Manfredini discussing James Hardie on NBC's Today Show Impressions from print editorial: approx. 275 million / year 6.6 million estimated viewers

Brand Performance James Hardie is featured by the nation's top home improvement retailer as the #1 brand of siding

Neighborhood signage & model home materials Local editorial & advertising National media accolades Realtors / resale materials Home center Home & garden shows Homeowner referrals Remodelers' promotional materials Website High Brand Visibility

Brand Performance Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec Jan Feb Mar April May June July August September Oct November December Jan February March April May June July August September Oct Nov Dec Jan Feb Mar April May June July August September 7333 7986 10416 12660 13590 6596 6749 24826 25426 27093 22674 31636 26970 34112 36956 34452 39089 38927 42905 55841 52000 59300 50400 44700 51900 58500 64900 68000 73000 71500 72000 71692 65286 80652 50428 44715 51983 84457 94600 96070 102418 95875 92969 108505 125978 120000 114000 89000 145000 142153 172417 154248 148622 140861 155471 135930 136259 1999 2000 2001 2002 2003 Website user sessions

Brand Performance Product Quality 1. James Hardie 2. Alcoa 3. CertainTeed 4. Wolverine 5. Mastic Q: How do you rate the quality of each brand you are familiar with? Brand Most Used 1. James Hardie 2. Georgia-Pacific 3. CertainTeed 4. Alcoa 5. Wolverine Q: Which brand(s) does your firm use the most? Builder magazine 2002 Brand Use Studies James Hardie outperforms competitive siding products in perceived quality and brand usage among builders

Brand Performance Brand preference among builders continues to outperform the competition Builder magazine 1998 - 2003 Brand Use Studies

Brand Expansion James Hardie will continue building its brand around siding and accessories, while extending the brand into new areas

Brand Expansion Keys to success: All new product introductions must deliver on James Hardie's core promise of character plus durability Expanding horizontally (across different product categories) while stretching vertically (product upgrades) will sustain and strengthen brand equity over time

Brand Expansion "Using existing brands to launch new products makes economies of scale possible. This answers an economic necessity. ...Brand extensions are inevitable. Yet because brand dilution can lead to commoditization, the brand must be upgraded even as it is extended. Horizontal extension. Vertical upgrading. Having a vision enables you to combine these two movements." Source: Jean-Marie Dru, Disruption

Brand Expansion Siding Roofing Interior James Hardie Custom Home Collection James Hardie Siding Products Good or Threshold Best or Excitement Better or Performance James Hardie Roofing Products James Hardie Interior Products Color Plus Collection Hardishingle Harditrim (XLD) Hardiplank Harditrim (HLD) Hardisoffit JH Utility Panel Generic Limited product offering, reduced warranty, no branding support Cemplank New Product Developments

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

USA Branding December 2003

USA Interior Products December 2003

Interior Products: Hardibacker(r) Mar-90 Mar-91 Mar-92 Mar-93 Mar-94 Mar-95 Mar-96 Mar-97 Mar-98 Mar-99 Mar-00 Mar-01 Mar-02 Mar-03 Volume Growth

US Backerboard Market Updated Estimate USA Interior Cement Board Market 0.97bsf 2007 USA Interior Cement Board Market 1.1bsf Note - This information is based on the latest market survey data collected and analysed by James Hardie and is based on source material from the NAHB, NAHB Builder Practices Survey and Consumer Practices Survey, Ducker Research Company Inc. 2002 Analysis of Exterior Wall systems, Ciprus Research Exterior Residential Cladding Report, combined with James Hardie estimates based on its own surveys and management estimates. James Hardie 27% Other 73% James Hardie 40% Other 60%

Existing Hardibacker launched 1990 Used as substrate for ceramic tiles Mostly used on floors (i.e. bathrooms, kitchens, entries) Limited use on wall applications Initially strong in R&R applications, established in new construction also Existing Growth - Hardibacker(r) 1/4" 1/4" VOLUME GROWTH FY97 FY98 FY99 FY00 FY01 FY02 FY03

Future Growth - Hardibacker(r) EZ GridTM Launched in March 2003 Raises the bar Adds value for both Pro-tile and DIY Grid pattern assists layout Smooth edges for joint tape Recessed fastener pattern

Hardibacker(r) EZ GridTM - Advertising Trade magazines Direct mail Paid editorials Targets contractor

Continued Growth - Hardibacker 500(r) w/G2 Technology "G2" technology is: 35% easier to cut using score and snap 35% easier to nail 15% lighter Easier to handle/work with Ideal for walls 3'x5' is doing well New 4'x8' opens up the Gypsum channel Roll out is going well Exclusive to JH G-2 Volume Growth FY97 FY98 FY99 FY00 FY01 FY02 FY03

Hardibacker 500(r) - Advertising Trade magazines Direct mail Paid editorials Targets contractor, builder, and homeowner

Channels: Big Boxes We continue to grow rapidly in the retail channel Backer - 2350/2350 Stores - 100% Siding - 1273/2350 Stores - 54% Backer - 100% of 1500 Stores Siding - 48% or 720/1500 Stores Backer - 100% of 850 Stores Siding - 65% or 553/850 Stores FY00 FY01 FY02 FY03 Retail Volume Growth

Channels: Other Pro-tile Channel Manufacturer/distributors Import/distributors Dealers Lumber Channel National/regional building materials chains Independent yards Gypsum Channel Drywall distributors

Hardibacker® Sales Reps



Vancouver
Quebec
Toronto
WA
OR
MT
ND
MN
ID
SD
WI
WY
MI
NY
VT
NH
ME
MA
RI
CT
NJ
PA
DE
DC
MD
OH
IN
IL
IA
NE
NV
UT
CO
CA
KS
MO
KY
WV
VA
NC
TN
SC
GA
AL
MS
AR
OK
AZ
NM
TX
LA
FL
HI
AK
Retail Reps (65)
Retail Sales Managers (5)
Pro Tile Reps (26)
Pro Tile Sales Managers (3)
Gypsum Channel Reps (8)
Gypsum Channel Sales Manager (1)

11

Sustainable Growth Model Based on: Large market opportunity Superior value proposition for target customers Proprietary and/or protected technology Focused strategy and organizational effort

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

USA Interior Products December 2003

Factory-Built Construction December 2003

Factory - Built Construction Sub-Segments HUD Construction Single & Multi-Unit Homes built to Government Standards Price point: $18,000 - $150,000 Residential Modular Factory-built Homes constructed to Site-built codes Price point: $80,000 - $400,000 Commercial Modular Temporary space for Construction, Schools, Medical Facilities, etc. $10,000 - $1,000,000 +

Benefits of Building in a Plant No Weather Delays Stable Workforce Plant Efficiencies Lead time - Home built and delivered in a matter of weeks versus 3 to 6 months Improved Quality Control Products stored in closed, dry environment

FY04' Update Focused primarily on HUD Code Homes 400-500 mmsf opportunity at industry capacity Hardboard Siding Replacement in the West (Panel) Vinyl Siding Replacement in the East (Plank) Growth FY04': 139% LY Vinyl Siding holds bulk of share Industry Trend Shifting from street dealer to developers Developments targeted at first time buyers, and retirees

Western United States Segment: manufactured housing builders Target: hardboard siding users (multi-section units) - full wrap application Position: premium alternative / wood replacement panel - market Leader Value-Proposition: reduced homeowner call-backs, product differentiation

Eastern United States Segment: manufactured housing, residential modular builders Target: vinyl siding users (multi-section units) - sidewall application Position: JH positioned as a premium "up-sell" alternative to vinyl Value-proposition: aesthetic value/qualities

HUD Construction Champion Homes - Phoenix, AZ Skyline Homes - Portland, OR

Residential Modular Construction Neo-classical neighborhood in Cincinnati, Ohio Two-story homes, wrap around porches, sidewalks and garages. Atlanta Home Show 03'

Industry MH represents 7.2% of '03 housing starts Key Industry Drivers (current): Wholesale & Retail Financing - Credit Repossession Inventories Renters taking advantage of record low rates and zero- down financing in site-built

Market Share JH Share FY04 YTD: 139% above last year September 03' record month Market Share: 12% Vinyl 75% Wood 8% Metal 5% Hardie 12%

JH Volume Growth vs. MH Unit Production MANUFACTURED HOUSING SALES VOLUME GROWTH (MMSF) JH MH Vol. MH Starts Aug-99 Aug-00 Aug-01 Aug-02 Aug-03

Value-Added Products & Programs Segment specific programs give Hardie a competitive advantage and act as "barriers to entry" for our competition CTS - Cut-to-Size Panel & Soffit Program SureCut Tool Program - Cutting Solutions Factory Support Specialists - Devoted to MH Segment Dealer Support - Product Knowledge, Marketing Support Industrial Engineering Support - Installation Efficiency In-Plant Quality Audit Programs - Evaluation conformance to performance standards Aftermarket Availability - The Home Depot, Lowe's

Manufacturing Plants 240 MH plants nationally JH has 50% penetration Current opportunity is 310mmsf

Competition West, Texas: Hardboard, OSB Siding - $365 - $400msf Midwest & Northeast: Vinyl Siding- $250 - $360msf Southeast: Vinyl Siding - $250msf

Industry Trend Builder/Developer Land-Home Land-Lease Dealer Sells into Land-Home, Land-Lease Land/Home is the trend and the future of the industry End-Loaded Homes Garages Residential look, Community Feel

End-Loaded Units with Garages

Focus Execute Strategy in Vinyl Siding Markets Grow Primary Demand Target Developers, Communities (SMP's) Develop and Implement Corporate Strategy Add Distribution People Development Increase Plant Performance Engineering Efficiencies, Ergonomics

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.